Scilex Holding Company
960 San Antonio Road

Palo Alto, CA 94303

June 9, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
Attention: Alan Campbell
100 F Street, N.E.
Washington, D.C. 20549-0406

Re: Scilex Holding Company

Registration Statement on Form S-3, filed on June 2, 2026

File No. 333-296430

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Scilex Holding Company (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-296430) of the Company, filed with the Securities and Exchange Commission on June 2, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on June 11, 2026, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com, and Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely, SCILEX HOLDING COMPANY
By:	/s/ Henry Ji
Henry Ji
President and Chief Executive Officer

cc: Jeffrey T. Hartlin (Paul Hastings LLP)

Elizabeth A. Razzano (Paul Hastings LLP)